

September 27, 2018

Kosei Shindo
President
NIPPON STEEL & SUMITOMO METAL CORP
6-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo, 100-8071, Japan

> **Re: NIPPON STEEL & SUMITOMO METAL CORP**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted September 26, 2018**
> **CIK No. 0001140471**

Dear Mr. Shindo:

We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Amendment No. 2 to Draft Registration Statement on Form F-4

Appendix B: Valuation Report of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., page B-1

1.   We note your response to comment 1 and we re-issue our comment in part. Please revise the Valuation Report to remove the language on page B-4 stating ". . . it is not intended that any shareholders . . . rely on this Document . . ."

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Jay Ingram (Legal Branch Chief) at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction

cc: Mr. Keiji Hatano